UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Sutura, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

869 542 100 (CUSIP Number)

September 7, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 869 542 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Whitebox Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 20,244,136 (See Item 4) 7. Sole Dispositive Power 0 8. Shared Dispositive Power 20,244,136 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,244,136 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (See Item 4)
12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 869 542 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Whitebox Intermarket Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 20,244,136 (See Item 4) 7. Sole Dispositive Power 0 8. Shared Dispositive Power 20,244,136 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,244,136 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (See Item 4)
12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 869 542 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Whitebox Intermarket Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 20,244,136 (See Item 4) 7. Sole Dispositive Power 0 8. Shared Dispositive Power 20,244,136 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,244,136 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (see Item 4)
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 869 542 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Whitebox Intermarket Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 20,244,136 (See Item 4) 7. Sole Dispositive Power 0 8. Shared Dispositive Power 20,244,136 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,244,136 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (See Item 4)
12.	Type of Reporting Person (See Instructions) IC

CUSIP No. 869 542 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Whitebox Intermarket Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 20,244,136 (See Item 4))) 7. Sole Dispositive Power 0 8. Shared Dispositive Power 20,244,136 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,244,136 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (See Item 4)
12.	Type of Reporting Person (See Instructions) IC

CUSIP No. 869 542 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Whitebox Hedged High Yield Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 20,244,136 (See Item 4) 7. Sole Dispositive Power 0 8. Shared Dispositive Power 20,244,136 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,244,136 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (See Item 4)
12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 869 542 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Whitebox Hedged High Yield Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 20,244,136 (See Item 4) 7. Sole Dispositive Power 0 8. Shared Dispositive Power 20,244,136 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,244,136 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (See Item 4)
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 869 542 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Whitebox Hedged High Yield Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 20,244,136 (See Item 4) 7. Sole Dispositive Power 0 8. Shared Dispositive Power 20,244,136 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,244,136 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (See Item 4)
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 869 542 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Whitebox Hedged High Yield Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 20,244,136 (See Item 4) 7. Sole Dispositive Power 0 8. Shared Dispositive Power 20,244,136 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,244,136 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (See Item 4)
12.	Type of Reporting Person (See Instructions) IC

CUSIP No. 869 542 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). AJR Financial, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 20,244,136 (See Item 4) 7. Sole Dispositive Power 0 8. Shared Dispositive Power 20,244,136 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,244,136 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (See Item 4)
12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 869 542 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Pandora Select Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 20,244,136 (See Item 4) 7. Sole Dispositive Power 0 8. Shared Dispositive Power 20,244,136 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,244,136 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (See Item 4)
12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 869 542 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Pandora Select Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 20,244,136 (See Item 4) 7. Sole Dispositive Power 0 8. Shared Dispositive Power 20,244,136 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,244,136 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (See Item 4)
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 869 542 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Pandora Select Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 20,244,136 (See Item 4) 7. Sole Dispositive Power 0 8. Shared Dispositive Power 20,244,136 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,244,136 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (See Item 4)
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 869 542 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Pandora Select Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 20,244,136 (See Item 4) 7. Sole Dispositive Power 0 8. Shared Dispositive Power 20,244,136 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,244,136 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (See Item 4)
12.	Type of Reporting Person (See Instructions) IC

CUSIP No. 869 542 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Whitebox Convertible Arbitrage Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 20,244,136 (See Item 4) 7. Sole Dispositive Power 0 8. Shared Dispositive Power 20,244,136 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,244,136 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (See Item 4)
12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 869 542 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Whitebox Convertible Arbitrage Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 20,244,136 (See Item 4) 7. Sole Dispositive Power 0 8. Shared Dispositive Power 20,244,136 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,244,136 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (See Item 4)
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 869 542 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Whitebox Convertible Arbitrage Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 20,244,136 (See Item 4) 7. Sole Dispositive Power 0 8. Shared Dispositive Power 20,244,136 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,244,136 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (See Item 4)
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 869 542 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Whitebox Convertible Arbitrage Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 20,244,136 (See Item 4) 7. Sole Dispositive Power 0 8. Shared Dispositive Power 20,244,136 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,244,136 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (See Item 4)
12.	Type of Reporting Person (See Instructions) IC

CUSIP No. 869 542 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gary S. Kohler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 443,380 6. Shared Voting Power 20,244,136 (See Item 4) 7. Sole Dispositive Power 443,380 8. Shared Dispositive Power 20,244,136 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,244,136 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (See Item 4)
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 869 542 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Scot W. Malloy
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 110,845 6. Shared Voting Power 20,244,136 (See Item 4) 7. Sole Dispositive Power 110,845 8. Shared Dispositive Power 20,244,136 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,244,136 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (See Item 4)
12.	Type of Reporting Person (See Instructions) IN

Item 1.	(a)	Name of Issuer Sutura, Inc. (the “Company”)

Item 2.	(a)	Address of Issuer’s Principal Executive Offices 17080 Newhope Street Fountain Valley, California 92708

Item 3.	(a)	Name of Person Filing This statement is filed by:

		(i)	Whitebox Advisors, LLC, a Delaware limited liability company (“WA”), with the respect to the Common Stock beneficially owned by it;

		(ii)	Whitebox Convertible Arbitrage Advisors, LLC, a Delaware limited liability company (“WCAA”), with respect to the Common Stock beneficially owned by it;

		(iii)	Whitebox Convertible Arbitrage Partners, L.P., a British Virgin Islands limited partnership (“WCAP”), with respect to the Common Stock directly beneficially owned by it;

		(iv)	Whitebox Convertible Arbitrage Fund, L.P., a Delaware limited partnership (“WCAFLP”), with respect to the Common Stock indirectly beneficially owned by it;

		(v)	Whitebox Convertible Arbitrage Fund, Ltd., a British Virgin Islands international business company (“WCAFLTD”), with respect to the Common Stock indirectly beneficially owned by it;

		(vi)	Whitebox Hedged High Yield Advisors, LLC, a Delaware limited liability company (“WHHYA”), with respect to the Common Stock beneficially owned by it;

		(vii)	Whitebox Hedged High Yield Partners, L.P., a British Virgin Islands limited partnership (“WHHYP”), with respect to the Common Stock directly beneficially owned by it;

		(viii)	Whitebox Hedged High Yield Fund, L.P., a Delaware limited liability partnership (“WHHYFLP”), with respect to the Common Stock indirectly beneficially owned by it;

		(xiv)	Whitebox Hedged High Yield Fund, Ltd., a British Virgin Islands international business company (“WHHYFLTD”), with respect to the Common Stock indirectly beneficially owned by it;

		(x)	Whitebox Intermarket Advisors, LLC, a Delaware limited liability company (“WIA”), with respect to the Common Stock beneficially owned by it;

		(xi)	Whitebox Intermarket Partners, L.P., a British Virgin Islands partnership (“WIP”), with respect to the Common Stock directly beneficially owned by it;

		(xii)	Whitebox Intermarket Fund, L.P., a Delaware limited partnership (“WIFLP”), with respect to the Common Stock indirectly beneficially owned by it;

		(xiii)	Whitebox Intermarket Fund, Ltd., a British Virgin Islands international business company (“WIFLTD”), with respect to the Common Stock indirectly beneficially owned by it;

		(xiv)	AJR Financial, LLC, a Delaware limited liability company (“AJR”), with respect to the Common Stock beneficially owned by it;

		(xv)	Pandora Select Advisors, LLC, a Delaware limited liability company (“PSA”), with respect to the Common Stock beneficially owned by it;

		(xvi)	Pandora Select Partners, L.P., a British Virgin Islands limited Partnership (“PSP”), with respect to the Common Stock directly beneficially owned by it;

		(xvii)	Pandora Select Fund, L.P., a Delaware limited partnership (“PSFLP”), with respect to the Common Stock indirectly beneficially owned by it;

		(xviii)	Pandora Select Fund, Ltd., a British Virgin Islands international business company (“PSFLTD”), with respect to the Common Stock indirectly beneficially owned by it;

		(xix)	Gary S. Kohler, a citizen of the United States, with respect to the Common Stock beneficially owned by him; and

		(xx)	Scot W. Malloy, a citizen of the United States, with respect to the Common Stock beneficially owned by him.

	(b)	Address of Principal Business Office or, if none, Residence

The principal business address of WA, WCAA, WHHYA, WIA, WCAFLP, WHHYFLP, WIFLP, AJR, PSA, PSFLP, Gary S. Kohler and Scot W. Malloy is:

c/o Whitebox Advisors, LLC

3033 Excelsior Boulevard, Suite 300

Minneapolis, MN 55416

The address of the business office of WCAP, WHHYP, WIP, WCAFLTD, WHHYFLTD, WIFLTD, PSP and PSFLTD is:

Trident Chambers, P.O. Box 146 Waterfront Drive, Wickhams Cay Roadtown, Tortola, British Virgin Islands

(c)

Citizenship

WA, WCAA, WHHYA, WIA, WCAFLP, WHHYFLP, WIFLP, AJR, PSA and PSFLP, are organized under the laws of the State of Delaware. WCAP, WHHYP, WIP, PSP, WCAFLTD, WHHYFLTD, WIFLTD and PSFLTD are organized under the laws of the British Virgin Islands; Messrs. Kohler and Malloy are citizens of the United States.

	(d)	Title of Class of Securities

Common Stock

	(e)	CUSIP Number 869542100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-1(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Insurance company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

WCAP beneficially owns 20,224,136 shares of Common Stock issuable upon conversion of the Company’s 8% Secured Convertible Promissory Notes due 2008, 8% Secured Convertible Promissory Notes due 2006 and 12% Secured Convertible Promissory Notes due 2006 and exercise of warrants.*

WHHYP beneficially owns 20,224,136 shares of Common Stock issuable upon conversion of the Company’s 8% Secured Convertible Promissory Notes due 2008, 8% Secured Convertible Promissory Notes due 2006 and 12% Secured Convertible Promissory Notes due 2006 and exercise of warrants..*

WIP beneficially owns 20,224,136 shares of Common Stock issuable upon conversion of the Company’s 8% Secured Convertible Promissory Notes due 2008, 8% Secured Convertible Promissory Notes due 2006 and 12% Secured Convertible Promissory Notes due 2006 and exercise of warrants.*

PSP beneficially owns 20,224,336 shares of Common Stock issuable upon conversion of the Company’s 8% Secured Convertible Promissory Notes due 2008, 8% Secured Convertible Promissory Notes due 2006 and 12% Secured Convertible Promissory Notes due 2006 and exercise of warrants.*

Mr. Kohler beneficially owns 443,380 shares of Common Stock issuable upon conversion of the Company’s 12% Secured Convertible Promissory Notes due 2006 and exercise of warrants.*

Mr. Malloy beneficially owns 110,845 shares of Common Stock issuable upon conversion of the Company’s 12% Secured Convertible Promissory Notes due 2006 and exercise of warrants.*

As a result of the relationships described in this statement, each of WA, AJR, WCAA, WHHYA, WIA, PSA, WCAFLP, WHHYFLP, WIFLP, PSFLP, WCAFLTD, WHHYFLTD, WIFLTD and PSFLTD may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by each of WCAP, WHHYP, WIP and PSP. WA, AJR, WIA, WHHYA, PSA, WCAA, WIFLP, WHHYFLP, PSFLP, WCAFLP, WIFLTD, WHHYFLTD, PSFLTD, WCAFLTD, Mr. Kohler and Mr. Malloy each disclaim indirect beneficial ownership of the shares of Common Stock except to the extent of its pecuniary interests in such shares.

Based on the relationships described herein, these entities may be deemed to constitute a “group” within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934. The filing of this statement shall not be construed as an admission that WA, AJR, WCAA, WHHYA, WIA, PSA, WCAFLP, WHHYFLP, WIFLP, PSFLP, WCAFLTD, WHHYFLTD, WIFLTD and PSFLTD are a group, or have agreed to act as a group.

(b)	Percent of class:

WA and AJR each beneficially own 9.99% of the Company’s Common Stock.*

WCAA, WHHYA, WIA and PSA each beneficially own 9.99% of the Company’s Common Stock.*

WCAP, WHHYP, WIP and PSP each beneficially own 9.99 % of the Company’s Common Stock.*

WCAFLP, WHHYFLP, WIFLP, PSFLP, WCAFLTD, WHHYFLTD, WIFLTD and PSFLTD each beneficially own 9.99% of the Company’s Common Stock.*

Mr. Kohler beneficially owns 9.99% of the Company’s Common Stock.*

Mr. Malloy beneficiarlly owns 9.99% of the Company’s Common Stock.*

The percentage of Common Stock reportedly owned by each person herein is based on 188,171,777 shares of Common Stock outstanding, which is the total number of shares issued and outstanding on August 19, 2005, as reported in the Company’s Current Report on Form 8-K dated August 19, 2005.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Mr. Kohler has sole power to vote 443,380 shares of the Company’s Common Stock directly owned by him.

Mr. Malloy has sole power to vote 110,845 shares of the Company’s Common Stock directly owned by him.

(ii) Shared power to vote or to direct the vote:

WA, AJR, WCAA, WHHYA, WIA, PSA, WCAP, WHHYP, WIP, PSP, WCAFLP, WHHYFLP, WIFLP, PSFLP, WCAFLTD, WHHYFLTD, WIFLTD and PSFLTD have shared voting power with respect to 20,244,136 shares of Common Stock.

(iii) Sole power to dispose or to direct the disposition of:

Mr. Kohler has sole power to direct the disposition of 443,380 shares of the Company’s Common Stock directly owned by him.

Mr. Malloy has sole power to direct the disposition of 110,845 shares of the Company’s Common Stock directly owned by him.

(iv) Shared power to dispose or to direct the disposition of:

WA, AJR, WCAA, WHHYA, WIA, PSA, WCAP, WHHYP, WIP, PSP, WCAFLP, WHHYFLP, WIFLP, PSFLP, WCAFLTD, WHHYFLTD, WIFLTD and PSFLTD have shared power to direct the disposition of 20,244,136 shares of Common Stock.

*	The shares of Common Stock reported herein do not include the total number of shares of Common Stock that may be acquired upon conversion of the promissory notes and exercise of the warrants held by each of the reporting persons because such promissory notes and warrants are subject to conversion and exercise caps that preclude the reporting person from using its conversion and exercise rights to the extent that the reporting person and its affiliates and any other persons whose beneficial ownership of Common Stock could be aggregated with each reporting person would beneficially own in excess of 9.99% of the Company’s outstanding Common Stock. The reporting persons may waive the 9.99% ownership cap, but the waiver will not be effective until the 61st day after delivery of the waiver notice.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

WA, the managing member and sole owner of each of WCAA, WHHYA and WIA, has the power to direct the affairs of each of WCAA, WHHYA and WIA who manage accounts for the benefit of their clients WCAP, WHHYP, WIP, WCAFLP, WHHYFLP, WIFLP, WCAFLTD, WHHYFLTD and WIFLTD. WCAA has the power to direct the affairs of WCAP including decision making power with respect to the disposition of the proceeds from the sale of the Common Stock; WHHYA has the power to direct the affairs of WHHYP including decision making power with respect to the disposition of the proceeds from the sale of the Common Stock; and WIA has the power to direct the affairs of WIP including decision making power with respect to the disposition of the proceeds from the sale of the Common Stock. Mr. Kohler is a portfolio manager of WIP and Mr. Malloy is the senior trader of WIP.

AJR, the managing member and sole owner of PSA, has the power to direct the affairs of PSA who manages accounts for the benefit of its clients PSP, PSFLP and PSFLTD. PSA has the power to direct the affairs of PSP including decision making power with respect to the disposition of the proceeds from the sale of the Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of the Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2005

/s/ Jonathan D. Wood
Signature

Jonathan Wood as Chief Financial Officer of Whitebox Advisors, LLC, Whitebox Intermarket Advisors, LLC, Whitebox Intermarket Partners, L.P., Whitebox Intermarket Fund, L.P., Whitebox Intermarket Fund, Ltd., Whitebox Hedged High Yield Advisors, LLC, Whitebox Hedged High Yield Partners, L.P., Whitebox Hedged High Yield Fund, L.P., Whitebox Hedged High Yield Fund, Ltd., AJR Financial, LLC, Pandora Select Advisors, LLC, Pandora Select Partners, L.P., Pandora Select Fund, L.P., Pandora Select Fund, Ltd., Whitebox Convertible Arbitrage Advisors, LLC, Whitebox Convertible Arbitrage Partners, L.P., Whitebox Convertible Arbitrage Fund, L.P., and Whitebox Convertible Arbitrage Fund, Ltd.

Name/Title

/s/ Gary S. Kohler
Gary S. Kohler

/s/ Scot W. Malloy
Scot W. Malloy

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of this Schedule 13G (including amendments thereto) with respect to their beneficial ownership of the common stock of Sutura, Inc.

Dated: November 28, 2005

/s/ Jonathan D. Wood
Signature

Jonathan Wood as Chief Financial Officer of Whitebox Advisors, LLC, Whitebox Intermarket Advisors, LLC, Whitebox Intermarket Partners, L.P., Whitebox Intermarket Fund, L.P., and Whitebox Intermarket Fund, Ltd., Whitebox Hedged High Yield Advisors, LLC, Whitebox Hedged High Yield Partners, L.P., Whitebox Hedged High Yield Fund, L.P., Whitebox Hedged High Yield Fund, Ltd., AJR Financial, LLC, Pandora Select Advisors, LLC, Pandora Select Partners, L.P., Pandora Select Fund, L.P., Pandora Select Fund, Ltd., Whitebox Convertible Arbitrage Advisors, LLC, Whitebox Convertible Arbitrage Partners, L.P., Whitebox Convertible Arbitrage Fund, L.P., and Whitebox Convertible Arbitrage Fund, Ltd.

Name and Title

/s/ Gary S. Kohler
Gary S. Kohler

/s/ Scot W. Malloy
Scot W. Malloy